Exhibit 99.1

On May 31, 2006, Spirit Finance Corporation (“Spirit Finance”) acquired 178 real estate properties from SKO Group Holding Corp. (“SKO”) for $815.3 million (the “Property Acquisition”).  In conjunction with the Property Acquisition, Spirit Finance entered into long-term triple-net master lease agreements with two wholly-owned subsidiaries of SKO, ShopKo Stores Operating Co., LLC (“ShopKo”) and Pamida Stores Operating Co., LLC.  The master leases with these two SKO subsidiaries were initially cross-defaulted.  As of December 29, 2006, the cross-default provisions were removed from the master leases in accordance with the terms of the master leases.  Subsequent to the Property Acquisition, SKO changed its name to Specialty Retail Shops Holding Corp. (“Specialty Retail”) and transferred the ownership of Pamida Stores Operating Co., LLC to an affiliate of Specialty Retail.

At June 30, 2007, the ShopKo master lease was guaranteed by its indirect parent company, Specialty Retail.  ShopKo is required to furnish Spirit Finance various financial statements and other financial information under its master lease agreement.  Due to the concentration of the ShopKo tenant in relation to Spirit Finance’s total assets at June 30, 2007, included in this exhibit are the unaudited financial statements of Specialty Retail and subsidiaries (f/k/a SKO Group Holding Corp. and subsidiaries) as of May 5, 2007 and February 3, 2007 and for the 13 weeks ended May 5, 2007 and April 29, 2006, provided to Spirit Finance by SKO in accordance with the terms of the master lease agreement.  These financial statements should be read in conjunction with the audited financial statements of Specialty Retail and subsidiaries as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the fifty-three weeks ended February 3, 2007 (Successor), the four weeks ended January 28, 2006 (Successor), the forty-eight weeks ended December 31, 2005 (Predecessor), and the fifty-two weeks ended January 29, 2005 (Predecessor), included in Spirit Finance’s Form 10-K/A dated May 7, 2007.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

TABLE OF CONTENTS

Page

Condensed Consolidated Statements of Operations for the 13 Weeks Ended May 5, 2007 and April 29, 2006 (Unaudited)	1

Condensed Consolidated Balance Sheets as of May 5, 2007, February 3, 2007 and April 29, 2006 (Unaudited)	2

Condensed Consolidated Statements of Cash Flows for the 13 Weeks Ended May 5, 2007 and April 29, 2006 (Unaudited)	3

Condensed Consolidated Statement of Shareholders’ Equity for the 13 Weeks Ended May 5, 2007 (Unaudited)	4

Notes to Condensed Consolidated Financial Statements (Unaudited)	5 - 16

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THIRTEEN WEEKS ENDED MAY 5, 2007 AND APRIL 29, 2006

(In thousands)

	May 5, 2007	April 29, 2006
	(13 weeks)	(13 weeks)

REVENUES:
Net sales	$499,029	$504,617
Licensed department rentals and other income	3,159	3,072
Total revenues	502,188	507,689

COSTS AND EXPENSES:
Cost of sales (before depreciation and amortization)	361,273	366,731
Selling, general and administrative expenses	130,997	115,970
Depreciation and amortization expenses	1,201	6,803

Total costs and expenses	493,471	489,504

EARNINGS FROM OPERATIONS	8,717	18,185

INTEREST EXPENSE	4,212	23,167

INCOME (LOSS) BEFORE INCOME TAXES	4,505	(4,982)

INCOME TAX (BENEFIT) PROVISION	1,802	(1,993)

INCOME (LOSS) FROM CONTINUING OPERATIONS	2,703	(2,989)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	—	(1,782)

NET INCOME (LOSS)	$2,703	$(4,771)

See notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF MAY 5, 2007, FEBRUARY 3, 2007 AND APRIL 29, 2006

(In thousands)

	May 5, 2007	February 3, 2007	April 29, 2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,679	$15,131	$16,267
Receivables (net of allowance for losses of $1,098, $1,095 and $1,417, respectively)	44,282	47,468	44,889
Merchandise inventories	369,385	353,674	378,190
Other current assets	13,986	12,782	8,097
Current assets of discontinued operations	—	—	209,558

Total current assets	444,332	429,055	657,001

PROPERTY AND EQUIPMENT — Net	30,039	29,980	747,502

INTANGIBLE ASSETS — Net	637	527	29,605

DEFERRED INCOME TAXES	59,668	55,768	9,665

DEBT ISSUANCE COSTS	7,888	7,913	33,750

OTHER ASSETS	6,194	6,005	5,666

NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS	—	—	123,353

TOTAL ASSETS	$548,758	$529,248	$1,606,542

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term debt	$—	$—	$51,414
Accounts payable — trade	185,362	165,384	174,041
Accrued compensation and related taxes	16,566	21,336	14,120
Deferred taxes and other accrued liabilities	81,719	111,470	70,438
Accrued income and other taxes	16,041	25,745	20,800
Current portion of long-term debt and capital lease obligations	2,560	2,494	5,665
Current liabilities of discontinued operations	—	—	141,355

Total current liabilities	302,248	326,429	477,833

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS — Less current portion	159,884	122,080	905,815

OTHER LONG-TERM OBLIGATIONS	52,432	49,296	23,813

NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS	—	—	157,112

COMMITMENTS & CONTINGENCIES (Notes 3, 5 and 12)	—	—	—

SHAREHOLDERS’ EQUITY:
Common stock (par value $0.001: 1,000 shares authorized, issued and outstanding)	—	—	—
Additional paid-in capital	22,648	22,600	55,000
Retained earnings (deficit)	11,546	8,843	(13,031)

Shareholders’ equity	34,194	31,443	41,969

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$548,758	$529,248	$1,606,542

See notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THIRTEEN WEEKS ENDED MAY 5, 2007 AND APRIL 29, 2006

(In thousands)

	May 5, 2007	April 29, 2006
	(13 weeks)	(13 weeks)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,703	$(4,771)
Loss from discontinued operations	—	(1,782)
Income (loss) from continuing operations	2,703	(2,989)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	1,201	6,803
Amortization of deferred financing costs	534	3,999
Gain on the sale of property and equipment	(504)	—
Stock compensation expense	48	—
Change in assets and liabilities :
Receivables	3,186	8,667
Merchandise inventories	(15,711)	(8,210)
Other current assets	(1,203)	(57)
Other assets	—	509
Accounts payable and accrued liabilities	814	(34,548)
Other long-term obligations	(764)	7,893

Net cash used in operating activities of continuing operations	(9,696)	(17,933)
Net cash used in operating activities of discontinued operations	—	(12,411)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(1,432)	(75)
Proceeds from the sale of property and equipment	504	420
Payments for pharmacy customer lists	(128)	—

Net cash (used in) provided by investing activities of continuing operations	(1,056)	345
Net cash used in investing activities of discontinued operations	—	(21)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	38,763	23,556
Repayment of other debt and capital lease obligations	(956)	(2,313)
Borrowings of LT debt — net	63	—
Repayment of Note to Pamida	(25,061)	—
Payment of financing costs	(509)	—

Net cash provided by financing activities of continuing operations	12,300	21,243
Net cash provided by financing activities of discontinued operations	—	9,059

CASH AND CASH EQUIVALENTS — Beginning of period	15,131	15,985
Net cash used by discontinued operations	—	(3,373)
Net increase in cash and cash equivalents	1,548	3,655
CASH AND CASH EQUIVALENTS — End of period	$16,679	$16,267

See notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED)
FOR THE THIRTEEN WEEKS ENDED MAY 5, 2007

(In thousands)

			Additional
	Common Stock		Paid-in	Retained	Total
	Shares	Amount	Capital	Earnings	Shares	Amount

BALANCE—February 3, 2007	1	$—	$22,600	$8,843	1	$31,443

Stock compensation expense			48			48

Net income	—	—	—	2,703	—	2,703

BALANCE—May 5, 2007	1	$—	$22,648	$11,546	1	$34,194

See notes to consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.                      ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Specialty Retail Shops Holding Corp., formerly known as SKO Group Holding Corp. (the “Company”), was incorporated by an investment fund affiliated with Sun Capital Partners, Inc. (“Sun Capital”) in December 2005 for the purpose of acquiring all of the outstanding shares of common stock of ShopKo Stores, Inc. (the “Predecessor”). The Company is a wholly-owned subsidiary of SKO Group Holding LLC, (the “Parent”), which is owned by an affiliate of Sun Capital and other co-investors. On December 28, 2005, the Company acquired all of the issued and outstanding shares of the Predecessor (the “Acquisition”).

For the majority of the year ended February 3, 2007, the Company had two wholly-owned operating subsidiaries, ShopKo Holding Company, Inc. (“ShopKo”) and Pamida Holding Company, Inc. (“Pamida”), which are engaged in providing general merchandise and retail health services through two separate, distinct retail formats (ShopKo stores and Pamida stores). ShopKo stores are operated in the Midwest, Western and Pacific Northwest states in mid-sized to larger cities; while Pamida stores are operated in Midwest, North Central and Rocky Mountain states in small, rural communities.

Prior to the close of business on February 3, 2007, the Company distributed as a dividend all of the shares of Pamida to the Parent, which subsequently contributed the shares to a new holding company, Pamida Brands Holding, LLC.  The operations of Pamida have been reclassified to be reported in these financial statements as a discontinued operation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The Company also has a wholly-owned real estate subsidiary which owns certain real properties which are leased to ShopKo or held for sale as of May 5, 2007.

Interim Financial Statements - The Company operates on a 52/53-week fiscal year basis.  The 2007 fiscal year (52 weeks) will end on February 2, 2008 and the 2006 fiscal year (53 weeks) ended February 3, 2007.  The accompanying consolidated financial statements have been prepared by the Company without audit.  However, the foregoing financial statements reflect all adjustments (which include only normal recurring adjustments) which are, in the opinion of Company Management, necessary to present fairly the consolidated financial position of the Company as of May 5, 2007 and April 29, 2006, and the results of operations for the then ended 13 week periods.

These interim results are not necessarily indicative of the results of the fiscal years as a whole because the operations of the Company are highly seasonal.  The fourth fiscal quarter has historically contributed a significant part of the Company’s earnings due to the Christmas selling season.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  The Company’s fiscal 2006 audited financial statements contain a summary of significant accounting policies and include the consolidated financial statements and the notes thereto.  The same accounting policies are followed in the preparation of the interim reports with the exception of the adoption of FIN 48 as discussed below and in Note 4.  The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended February 3, 2007.  The

Company’s consolidated financial statements for the fiscal year ended February 3, 2007 were included in the Form 10-K/A filed by Spirit Finance Corporation on May 7, 2007.

Reclassifications — Certain prior year amounts have been reclassified to conform with current period presentation.

Recently Issued Accounting Standards — In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 provides guidance relative to the recognition, de-recognition and measurement of tax positions for financial statement purposes.  Effective February 4, 2007, the Company has adopted the provisions of FIN 48 and there was no material effect on the financial statements. As a result, there was no cumulative effect related to adopting FIN 48. However, certain amounts have been reclassified in the statement of financial position in order to comply with the requirements of the statement (see Note 4).

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently in the process of evaluating the impact, if any, of adopting SFAS No. 157 on its financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R). SFAS No. 158 requires an employer to recognize the funded status of its defined benefit pension and postretirement plans on its statement of financial position and to recognize as a component of other comprehensive income, net of taxes, the gains or losses and prior service credits that arise during the period but are not recognized as components of net periodic benefit costs. The recognition requirements of SFAS No. 158 are effective for the Company’s fiscal year ending February 2, 2008.  SFAS No. 158 also requires the measurement date coincide with the Company’s fiscal year end.  The change in measurement date is effective for fiscal years ending after December 15, 2008.  The Company is currently evaluating the impact of adopting SFAS No. 158 on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007.  The Company is currently in the process of evaluating the impact, if any, of adopting SFAS No. 159 on its financial statements.

In June 2006, the EITF Task Force reached a consensus on Issue No. 06-3 (“EITF 06-3”), “Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions.”  The consensus allows an entity to choose between two acceptable alternatives based on their accounting policies for transactions in which the entity collects taxes on behalf of a governmental authority, such as sales taxes.  Under the gross method, taxes collected are accounted for as a component of sales revenue with an offsetting expense.  Conversely, the net method allows a reduction to sales revenue.  Entities should disclose the method selected pursuant to APR No. 22, “Disclosure of Accounting Policies.”  If such taxes are reported gross and are significant, entities should disclose the amount of those taxes.  The guidance should be applied to financial reports through retrospective application for all periods presented, if amounts are significant, for interim and annual reporting beginning after December 15, 2006.  The Company adopted the guidance during the first quarter of fiscal 2007 and consistent with its historical accounting policies the Company has presented sales net of tax collected.

2.                      THE ACQUISITION

The Company acquired the Predecessor pursuant to an Agreement and Plan of Merger, dated as of October 18, 2005, as amended (the “Merger Agreement”). Pursuant to the Merger Agreement, each issued and outstanding share of the Predecessor’s common stock was converted into the right to receive $29.07 in cash and all options to acquire shares of the Predecessor were cancelled in exchange for a cash payment. Including transaction costs of $5.0 million, the total consideration paid to existing common share and option holders was $905.5 million. The Acquisition was financed with cash on hand, a capital contribution of $55.0 million from the Parent funded by investments from an affiliate of Sun Capital and the co-investors, and borrowings under the new senior secured asset-backed revolving credit and bridge loan facilities (see Note 8). The Acquisition occurred simultaneously with (i) the closing of the financing transactions and equity contribution described above, (ii) the redemption of $94.3 million principal amount of the Predecessor’s outstanding 9.25% senior unsecured notes, (iii) the redemption of $46.7 million in outstanding mortgage notes payable, and (iv) the termination of the Predecessor’s revolving credit facility. In connection with the early redemption of the senior unsecured notes and mortgage notes, the Company paid a pre-payment premium to noteholders aggregating $33.7 million.

The Acquisition was accounted for as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations. Accordingly, the total acquisition cost was allocated to the respective assets and liabilities based upon their estimated fair values on the date of the Acquisition. At the date of Acquisition, the appraised fair market value of net assets acquired exceeded the purchase price; therefore, no goodwill is reflected in the consolidated balance sheet. In accordance with SFAS No. 141, the excess of estimated fair market value of net assets acquired over purchase price was allocated to eligible non-current assets. At January 28, 2006, the consolidated financial statements reflected the preliminary purchase price allocation.  In accordance with SFAS No. 141, the preliminary purchase price allocation is subject to additional adjustment during an allocation period (which is generally within one year after the acquisition) as additional information on asset and liability valuations becomes available.  During the fourth quarter of fiscal 2006, the Company finalized its preliminary purchase price allocation to adjust the fair values of the real estate assets sold during the period (see Note 3) to the amounts realized upon sale, and to reflect the estimated income tax consequences of the sale-leaseback transaction.  Upon the final purchase price allocation, the excess of the fair market value of the net assets acquired was allocated to acquired non-current assets, reducing acquired non-current assets to zero.  The remaining excess, in the amount of $4.0 million, was recognized in accordance with SFAS No. 141 as an extraordinary gain in the Company’s statement of operations for fiscal 2006.

The purchase price allocation, inclusive of the Acquisition financing activities, is as follows (in millions):

Cash and cash equivalents	$21.2
Receivables	66.8
Merchandise inventories	543.3
Other current assets	6.4
Property and equipment	871.9
Net deferred income tax assets	42.1
Debt issuance costs and other assets	47.9

Total assets acquired	1,599.6

Current liabilities	490.6
Acquisition debt including the cost of acquisition	924.6
Other long-term debt and capital lease obligations assumed	125.4

Total liabilities assumed	1,540.6

Equity contribution	55.0

Extraordinary gain on acquisition of business	$4.0

The Company has established reserves for employee severance costs of $6.2 million and for store exit costs of $8.4 million resulting from decisions directly related to the Acquisition. As of May 5, 2007, the Company had made payments of $5.3 million with respect to employee severance and $0.6 million with respect to store exit costs. The Company expects that the actions necessary to complete the employee severance and store exits will be completed within one year.

3.                      SALE-LEASEBACK TRANSACTIONS

On May 31, 2006, the Company consummated a sale-leaseback transaction pursuant to which the Company transferred the ownership of 112 ShopKo and 66 Pamida properties (including two corporate headquarters, three distribution centers, the centralized optical facility and five ground lease properties) to a subsidiary of Spirit Finance Corporation (“Spirit”) for approximately $815.3 million, of which $727.5 million was attributed to the ShopKo properties. In addition, ShopKo entered into a master lease with Spirit whereby ShopKo is leasing back the properties from Spirit for an initial term of 20 years. At the end of the initial lease term, ShopKo will have the option to renew the lease term of any individual property for two additional ten-year terms. The master lease provides for base rents for ShopKo of approximately $66.4 million with an escalation provision every three years at the lesser of 6% or 1.25 times the product of the base rent and the change in the consumer price index.  ShopKo, as tenant, is responsible for the payment of all operating expenses of the properties, including insurance, taxes, utilities, and other maintenance expenses.  At May 5, 2007, ShopKo is not liable for any of Pamida’s obligations under its master lease arrangement with Spirit.

The Spirit sale-leaseback transaction was accounted for in accordance with the provisions of SFAS Nos. 13 and 98, Accounting for Leases. Of the 112 ShopKo properties in the transaction, 108 of the properties (with aggregate proceeds of $705.6 million) were treated as property sales in accordance with SFAS No. 98. Of the 108 properties accounted for as property sales, all of the leasebacks qualified as an operating lease in accordance with SFAS No. 13. The remaining four leasebacks did not qualify for sale-leaseback accounting under SFAS No. 98, due to the leaseback containing certain elements of continuing involvement on the part of the seller-lessee. The proceeds from the sale of these four properties, which aggregated approximately $21.9 million, have been accounted for as a financing by the Company.  The nature of the Company’s continuing involvement could change in the future at which time the property will be accounted for as a sale with the related reduction in long term debt.

The proceeds from the Spirit sale-leaseback transaction (net of selling costs of approximately $18 million) were used to repay the outstanding borrowings under the Real Estate facility and for general corporate purposes.

On January 29, 2007, the Company consummated a sale-leaseback transaction pursuant to which the Company transferred the ownership of seven ShopKo retail store properties to Sovereign Investment Company (“Sovereign”) and various entities controlled by Atlas Investments (“Atlas”) for approximately $75.5 million.  In addition, the Company entered into separate lease agreements whereby the Company is leasing back the properties from Sovereign or Atlas for an initial term of 20 years. At the end of the initial lease term, the Company will have the option to renew the lease term of any individual property for four additional five-year terms. The leases provide for base rents of approximately $5.7 million, with an escalation provision every three years at the lesser of 6% or 1.25 times the product of the base rent and the change in the consumer price index.  ShopKo, as tenant, is responsible for the payment of all operating expenses of the properties, including insurance, taxes, utilities, and other maintenance expenses.

The Sovereign sale-leaseback transaction was accounted for in accordance with the provisions of SFAS Nos. 13 and 98, Accounting for Leases. All 7 of the properties were treated as property sales in accordance with SFAS No. 98, and all of the leasebacks qualified as an operating lease in accordance with SFAS No. 13.

4.                      INCOME TAXES

Prior to January 28, 2006, the Company effected a legal entity restructuring of certain wholly-owned subsidiaries, whereby the Company’s owned real property was segregated in a subsidiary which the Company has subsequently sold to a third party in a sale-leaseback transaction.  In accordance with SFAS No. 109, a deferred tax asset had been recognized at January 28, 2006 for the excess of the tax basis over the financial reporting basis of the investment in the Company’s subsidiary that was reversed upon consummation of the transaction described in Note 3. The valuation allowance at January 28, 2006 adjusted deferred tax assets to an amount management believed was more likely than not to be realized.  Upon consummation of the restructuring and sale-leaseback transaction in fiscal 2006, and completion of the purchase price allocation, the related valuation allowance was reversed through purchase accounting.  The Company has determined no valuation allowance is required on other deferred tax assets.

The Company and its qualifying domestic subsidiaries are included in a consolidated federal income tax return and certain state income tax returns of the Company.  For the 13 weeks ended April 29, 2006, the provision for income taxes for the Company was determined on a separate return basis in accordance with the terms of a tax sharing agreement with Pamida and payments for use of any current federal and state income benefits will be made to Pamida (see Note 5).

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 is an interpretation of FASB Statement No. 109. “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on recognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes.

Effective February 4, 2007, the Company has adopted the provisions of FIN 48 and there was no material effect on the financial statements. As a result, there was no cumulative effect related to adopting FIN 48. Amounts previously reflected as accrued income and other taxes are recorded as deferred income taxes or other long-term obligations in the current period.

The total amount of unrecognized tax benefits as of the date of adoption was $29.5 million exclusive of interest and penalties.  Approximately $25.3 million (net of federal and state tax benefits) would affect the effective tax rate if recognized.  There were no significant changes in components of the liability in the first quarter of 2007.  Approximately $0.6 million of unrecognized tax benefits relate to items that are affected by the expected settlement of state audits within the next twelve months.

The Company’s policy is to recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.  To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall tax provision. Accrued interest and penalties of approximately $2.2 million were recorded in accrued income taxes as of February 4, 2007.

Federal and state tax authorities periodically audit the Company’s income tax returns. These audits include questions regarding its tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposures associated with its various tax filing positions, the Company records reserves for probable exposures. A number of years may elapse before a particular matter, for which the Company has established a reserve, is audited by taxing authorities and fully resolved.  The Company’s federal income tax return for 2003 through 2006 and tax returns in certain state jurisdictions for 1997 through 2006 remain subject to examination by taxing authorities.

5.     RELATED PARTY TRANSACTIONS

Management Agreement — The Company and an affiliate of Sun Capital (the “Manager”) are parties to a ten-year management services agreement (the “Management Agreement”), whereby the Manager provides the Company with financial and management consulting services.  For the services to be rendered by the Manager, the Company shall pay the Manager an annual fee of $3.0 million, plus reimbursement of out of-pocket expenses.  Payment of the annual fee may be limited by certain covenants in the Revolving Credit Facility (see Note 8).  The covenant restrictions provide for the quarterly payment of $375,000 plus out-of-pocket expenses (not to exceed $1.0 million) as long as certain availability thresholds are met.  The remaining $1.5 million is payable only if certain cash flows are attained.  Included in selling, general and administrative expenses for the Company for thirteen weeks ended May 5, 2007 and April 29, 2006 are $0.75 million and $0.75 million, respectively, of fees incurred in connection with the Management Agreement.  On May 4, 2007, the Company paid $1.5 million in management fees included in other accrued liabilities related to fiscal 2006 as it met the availability thresholds test.  In addition, the Management Agreement also provides that, upon the occurrence of certain events (including and without limitation to refinancings, restructurings, equity or debt offerings, acquisitions, mergers and divestitures), the Company shall pay to the Manager a fee for its consulting services equal to 1% of the aggregate consideration paid to or by the Company in connection with such event.  During fiscal 2006, in connection with the sale-leaseback transactions, the Company paid to the Manager and an affiliate of the co-investors an aggregate fee of $5.7 million in fiscal 2006 in accordance with the terms of the Management Agreement.  Of the total fee, $4.4 million was paid to the Manager, an affiliate of Sun Capital, and $1.3 million was paid to Manchester Securities Corp and Elliott Associates, L.P.. (“Manchester/Elliott”).  During fiscal 2005 in connection with the Acquisition and related financings, the Company paid to the Manager and affiliates of the co-investors an aggregate fee of $17.1 million in accordance with the terms of the Management Agreement.  Of the total fee, $12.0 million was paid to an affiliate of Sun Capital, $3.4 million was paid to Manchester/Elliott and $1.7 million was paid to KLA-Shopko, LLC (“KLA”).  Sun Capital, Manchester/Elliott, and KLA or their respective affiliates own 70%, 20%, and 10%, respectively, of the Parent.

On February 28, 2007, the Company amended and restated the Management Agreement for the primary purpose of eliminating Pamida as a party to the agreement.  The amended and restated Management Agreement is based on significantly comparable terms to the prior agreement, except the prior agreement annual fee was $4.0 million, 75% of which was allocated to ShopKo

Real Estate Advisory Services Agreement—On March 21, 2006, the Company entered into a one-year agreement with KLA whereby KLA will provide advisory and other services to the Company in relation to the Company’s real estate assets (the “Real Estate Advisory Agreement”). For the services to be rendered by KLA, the Company agreed to pay to KLA an advisory fee of $1.2 million, plus out-of-pocket expenses, during the twelve month period ending on March 21, 2007. To the extent KLA provided material services in connection with the sale of any of the Company’s real estate assets, KLA was entitled to receive a fee of 0.5% of the gross sale price of such assets. To the extent KLA provided material services in connection with any financing or refinancing arrangements with respect to the Company’s real estate assets, KLA was entitled to receive a fee of 0.25% of the gross amount of such financing up to $700 million, and 0.75% of the excess, if any, of any financing over that amount.  Pursuant to this agreement, KLA received fees related to the sale-leaseback transactions in the amount of $4.4 million during the Company’s 2006 fiscal year.  The Real Estate Advisory Agreement terminated as of March 21, 2007.

Pamida Holding Company, Inc. (“Pamida”) Tax Sharing Agreement—On January 31, 2007, the Company entered into a tax sharing agreement with Pamida whereby the Company and Pamida Holding agreed upon an equitable method for determining the share of consolidated federal tax burdens and benefits attributable to each company for the taxable year 2006 and any adjustments to prior years’ consolidated federal income tax returns commencing with the taxable year beginning on February 2, 2003.  Pamida agreed to pay an amount equal to its tax liability if it had been filing on a standalone basis.  The Company agreed to pay Pamida an amount equal to the difference between the amount of the liability actually paid less its tax liability if it had been filing on a standalone basis.  At May 5, 2007, the Company had a payable in the amount of $7.4 million due to Pamida related to this agreement.  Effective with the transaction discussed in Note 10, Pamida will be a separate filer for the determination of federal, state and local income taxes.

Pamida Stores Operating Co., LLC Master Transition Services Agreement and Distribution Services Agreement—On April 1, 2006, the Company’s subsidiary, ShopKo Stores Operating Co., LLC, (“ShopKo Operating”) entered into a two year Master Transition Services Agreement (the “TSA”) with Pamida Stores Operating Co., LLC (“Pamida Operating”) in conjunction with a corporate organizational change, for the provision of certain services, benefit programs and products during a transition period during which Pamida Operating assembles or acquires internal resources, staff and systems to provide internally such service and functions for its own benefit.  The scope and nature of the services includes information systems, human resource services, including payroll and benefits, pharmacy third party administration services and insurance services, distribution services and other services.  Effective February 4, 2007, ShopKo Operating and Pamida Operating entered into a separate Distribution Services Agreement (the “DSA”) that covers all warehousing and distribution services previously covered under the Master Transition Services Agreement.  ShopKo Operating receives a fee from Pamida Operating for these services.  Included as a reduction to cost of sales for the 13 weeks ended May 5, 2007 is $1.6 million of fees received under the DSA agreement.  Included as a reduction to selling, general and administrative expenses for the 13 weeks ended May 5, 2007 and April 29, 2006 is $0.7 million and $0.5 million, respectively, of fees also received under the TSA agreement.

Subordinated Promissory Note—On February 2, 2007, Pamida Operating made a pre-payment of $30 million to ShopKo Operating for services under the TSA and DSA and ShopKo Operating signed a Subordinated Promissory Note (the “Pamida Note”) in the same amount payable to Pamida in fifteen payments of $2 million on the last day of each month beginning February 28, 2007 and ending April 30, 2008, subject to set-off rights as set forth in the TSA and DSA.  Interest accrues on a daily basis at the rate of 4.93% per annum on the unpaid principal amount and Pamida Operating has the option to call the Pamida Note in certain circumstances.  The Pamida Note is subordinated to ShopKo Operating’s senior secured debt.  The Note was called by Pamida May 2, 2007.  During the quarter, the Company paid $25.1 million of the Pamida Note to Pamida.  The remaining balance of $4.9 million will be paid once Pamida has issued certain standby letters of credit required by the TSA.

Affiliate Participation in Revolving Credit Facility — An affiliate of Sun Capital owns a 16.7% interest in Revolver B commitments in the amount of $5.1 million and $5.3 million at May 5, 2007 and April 29, 2006, respectively, for which it received a closing fee from the Revolver B lender in the amount of $35,000 and $367,000 for the 13 weeks ended May 5, 2007 and April 29, 2006, respectively.  Interest expense incurred by the Company on outstanding borrowings related to the affiliate’s commitments was $101,000 and $29,000 during the 13 weeks ended May 5, 2007 and April 29, 2006, respectively.

6.                 PROPERTY AND EQUIPMENT

Property and equipment as of May 5, 2007 and April 29, 2006 includes (in thousands):

	May 5, 2007	April 29, 2006
Property and equipment — at cost:
Land	$52	$254,251
Buildings	172	468,356
Equipment	18,259	21,695
Leasehold improvements	9,994	3,103
Property under construction	—	1,040
Property under capital leases	6,810	4,114

Total property and equipment	35,287	752,559

Less accumulated depreciation and amortization	(5,248)	(5,057)

Property and equipment — net	$30,039	$747,502

Property and equipment balances as of April 29, 2006 reflected the Company’s preliminary purchase price allocation recorded at the time of the Acquisition.  As of May 5, 2007, the decrease in property is primarily due to two sale-leaseback transactions (see Note 3) as well as the finalization of the Company’s purchase price allocation (see Note 2).

7.                      INTANGIBLE ASSETS

Intangible assets as of May 5, 2007 and April 29, 2006 are as follows (in thousands):

	May 5, 2007	April 29, 2006
Intangible assets:
Customer relationships	$1,944	$19,152
Indefinite lived tradenames	—	10,853
Other	—	450

Total intangible assets	1,944	30,455

Less accumulated amortization	(1,307)	(850)

Intangible assets—net	$637	$29,605

Intangible assets at April 29, 2006 reflected the Company’s preliminary purchase price allocation recorded at the time of the Acquisition.  As discussed in Note 2, acquired non-current assets (including acquired intangible assets) were reduced to zero as part of the finalization of the purchase accounting in fiscal 2006.

8.                      DEBT

The components of the Company’s debt as of May 5, 2007 and April 29, 2006 are as follows (in thousands):

	May 5, 2007	April 29, 2006

Revolving credit facility	$87,786	$256,514
Real estate facility	—	654,487
Senior unsecured notes, 9.25% due March 15, 2022	5,669	5,667
Mortgages and other obligations	21,078	570
Capital lease obligations	47,911	45,656

	162,444	962,894

Less—current portion of long-term debt and capital lease obligations	2,560	5,665
Less—portion of revolving credit facility presented as short-term debt	—	51,414

Long-term debt and capital lease obligations	$159,884	$905,815

Revolving Credit Facility— At the time of the Acquisition, the Company obtained a new senior secured asset-based revolving credit facility (the “Revolving Credit Facility”). On February 28, 2007, the Company amended and restated its revolving credit facility for the primary purpose of eliminating Pamida as a co-borrower under the agreement.  The Revolving Credit Facility, which terminates on December 28, 2010, provides revolving credit loans of up to $442.5 million. The Revolving Credit Facility consists of two components, Revolver A and Revolver B, both of which are subject to borrowing base calculations based primarily on a percentage of inventory and accounts receivable. Revolver B loans are deemed to be the first loans made and the last loans repaid.  Interest for both Revolver A and B is payable monthly. The Revolving Credit Facility is essentially secured by all the assets of the Company, excluding real property and equipment. The Revolving Credit Facility limits the number of store closings, payment of dividends, incurring new indebtedness, repurchase of common stock, capital expenditures and transactions with affiliates, including payment of management fees, and also requires the Company to meet certain financial performance covenants. The Company was in compliance with all covenants as of May 5, 2007.

Revolver A has maximum available borrowings and letters of credit up to $400.0 million. The total outstanding letters of credit is limited to $145.5 million. Borrowings bear interest at a variable rate based on a certain formula (7.5% and 6.5% at May 5, 2007 and April 29, 2006, respectively). At May 5, 2007 and April 29, 2006 there were borrowings of $57.2 million and $224.7 million under Revolver A, respectively with $222.5 million and $85.9 million of additional borrowings available, respectively.

Revolver B has maximum available borrowings up to $42.5 million. Borrowings bear interest at a variable rate based on a certain formula (8.8% and 11.2% at May 5, 2007 and April 29, 2006, respectively). At May 5, 2007 and April 29, 2006 there were borrowings of $30.6 million and $31.8 million respectively under Revolver B with no additional borrowings available.

The Company issues documentary letters of credit during the ordinary course of business as required by certain foreign vendors, as well as stand-by letters of credit as required by certain insurers and other parties. As of May 5, 2007 and April 29, 2006, the Company had outstanding stand-by letters of credit of $25.0 million and $26.9 million, respectively, and outstanding documentary letters of credit of $3.7 million and $3.6 million, respectively.

Real Estate Facility— On January 27, 2006, the Company, utilizing special purpose subsidiaries formed to hold its real estate assets, obtained $655.3 million in private placement mortgage financing (the “Real Estate Facility”). The full amount of the Real Estate Facility was borrowed on January 27, 2006.  In connection with the sale-leaseback transaction described in Note 3, on May 31, 2006, the Company repaid all borrowings and retired the Real Estate Facility.

Senior Unsecured Notes—In connection with the Acquisition, and pursuant to a cash tender offer commenced in June 2005, approximately $94.3 million (principal amount) of the Predecessor Company’s senior unsecured notes were repaid on December 28, 2005.

Mortgage and Other Obligations—In connection with the sale-leaseback transaction described in Note 3, the Company recognized $21.9 million of the proceeds received in the sale-leaseback as financing obligations, pursuant to the requirements of SFAS No. 98, due to the Company’s continuing involvement with four properties.  The nature of the Company’s continuing involvement could change in the future at which time the property will be accounted for as a sale with the related reduction in long term debt.

9.                      BENEFIT PLANS

Stock-based Compensation Plans—During fiscal 2006, the Company adopted a stock option plan which provides for the granting of non-qualified stock options to various officers, directors and affiliates of ShopKo. The options granted under the plan have a term of ten years and generally vest over five years.  A summary of information related to the subsidiary stock options granted is as follows:

Shares Outstanding	Reserved for Option Grant	Stock Options Granted	Price Range	Weighted Average Exercise Price	Fair Value At Grant
10,000,000	700,000	577,500	$4.35-$26.71	$7.33	$2.11

Stock-based compensation expense of $48,000 was recognized under SFAS No. 123R for the 13 weeks ended May 5, 2007.  There were no stock options issued in the 13 week period ended May 5, 2007.  As of May 5, 2007, there was $0.8 million of total unrecognized compensation cost related to non-vested share-based compensation plans, which is expected to be recognized over a weighted average period of approximately 5 years. The Company has used an estimated forfeiture rate of 25%.  The fair value of the options granted was estimated using the Black-Scholes option pricing model based on the estimated market value of the respective subsidiaries at the grant date and the weighted average assumptions specific to the underlying options granted in fiscal 2006, as follows:

Risk-free interest rate	5.0%
Expected volatility	32.7%
Dividend yield	0.0%
Expected option life (years)	6.5

Defined Contribution Plan—Substantially all employees of the Company are covered by a defined contribution plan. The plan provides for an employer matching contribution equal to 100% of the first three percent and 50% of the next 2% of compensation contributed by participating employees. Employer matching contributions were $1.6 million for the 13 weeks ended May 5, 2007, and $1.6 million for the 13 weeks ended April 29, 2006.

Other Benefits—The Company also provides certain supplemental retirement and postretirement benefits, other than pensions. Costs associated with these benefits are accrued during the employee’s service period. The annual cost and accumulated benefit obligation associated with these benefits are not material.

10.               DISCONTINUED OPERATIONS

Prior to February 3, 2007, the Company distributed all of the shares of Pamida Holding Company to the Parent, which subsequently contributed the shares to a new holding company, Pamida Brands Holding, LLC.  In accordance with SFAS No. 144, the Company has reflected the operations of Pamida as a discontinued operation for the 13 weeks ended April 29, 2006.  The table below presents the significant components of Pamida’s operating results included in income from discontinued operations.

(In Thousands)	April 29, 2006 (13 Weeks)
Revenues	$183,225

Income before income taxes	(2,970)
Income tax expense	(1,188)
Income from discontinued operations	(1,782)

The assets and liabilities of Pamida reflected as discontinued operations in the consolidated balance sheet as of April 29, 2006 are shown below.  No assets or liabilities of Pamida are included in the consolidated balance sheet as of May 5, 2007.

(In Thousands)	April 29, 2006
Cash and cash equivalents	$6,696
Receivables, less allowances	12,085
Merchandise inventories	188,779
Other current assets	1,998
Total current assets	209,558

Other assets and deferred charges	1,171
Intangible assets — net	2,489
Debt issuance costs	5,676
Net property and equipment	101,379
Deferred income taxes	12,638
Total non-current assets	123,353

Short term debt	22,035
Accounts payable — trade	66,657
Accrued compensation and related taxes	5,703
Deferred taxes and other accrued liabilities	37,188
Accrued income and other taxes	6,244
Current portion of long-term obligations	3,528
Total current liabilities	141,355

Real estate loan	103,341
Capital lease obligations — long term	21,337
Other long-term obligations	32,434
Total non-current liabilities	157,112

11.               LITIGATION

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the consolidated financial statements of the Company.

12.    RELATED PARTY GUARANTEES

As of May 5, 2007, the Company is a guarantor or co-obligor of certain obligations of its former subsidiary, Pamida Stores Operating Co., LLC.  The guarantees or co-obligations consist of:

(in millions)	Total
Lease co-obligations	$13.1
Performance guarantee	5.2

The lease co-obligations relate to a distribution facility in Lebanon, IN in which the Company remains secondarily liable if Pamida, the primary obligor, defaults.  The performance guarantee relates to shared self-insured worker’s compensations, general liability, employee benefit plans and other claims incurred under common insurance policies.  The basis for possible payments under the guarantees or co-obligations is always the non-performance of the primary obligor (Pamida) under a contractual agreement.

13.    SUBSEQUENT EVENT

On May 14, 2007, the Company paid a dividend in the amount of $55 million to shareholders of record.  The dividend was financed with additional borrowings under the Revolving Credit Facility.

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